Exhibit 99.1

MakeMyTrip Limited Announces Pricing of Upsized $200 Million 0.00% Convertible Senior Notes due 2028

Gurugram, India and New York, February 5, 2021 MakeMyTrip Limited (Nasdaq: MMYT) (“MMYT” or the “Company”) today announced the pricing of $200 million in aggregate principal amount of 0.00% convertible senior notes due 2028 (the “Notes” and the “Notes Offering”, respectively). The Notes Offering was upsized from the previously announced offering of $175 million in aggregate principal amount of the Notes. In connection with the Notes Offering, the Company has granted to the initial purchasers of the Notes a 30-day option to purchase up to an additional $30 million in aggregate principal amount of the Notes. The sale of the Notes to the initial purchasers is expected to settle on February 9, 2021, subject to customary closing conditions.

The Notes will not bear regular interest and the principal amount of the Notes will not accrete. The Notes will mature on February 15, 2028, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. The Company may not redeem the Notes prior to maturity, unless certain changes in tax law or related events occur. Holders of the Notes may require the Company to repurchase all or part of their Notes on February 15, 2024 and February 15, 2026, as well as in the event of certain fundamental changes, in each case at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the relevant repurchase date or the fundamental change repurchase date, as the case may be. The Notes will be convertible into the Company’s ordinary shares (“ordinary shares”) at the option of the holders, at any time prior to the close of business on the second business day immediately preceding the maturity date. The initial conversion rate of the Notes is 25.8035 ordinary shares per $1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately $38.75 per ordinary share) and is subject to adjustment under the terms of the Notes.

The Company estimates that the net proceeds from this Notes Offering will be approximately $194.5 million (or approximately $223.7 million if the initial purchasers exercise their option to purchase additional Notes in full), after deducting the initial purchasers’ discounts and estimated offering expenses payable by the Company.

The Company intends to use the net proceeds from the Notes Offering for working capital and other general corporate purposes.

The Notes and the ordinary shares deliverable upon conversion of the Notes have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “project”, “seek”, “should” and similar expressions. Such statements include, among other things, quotations from management as well as MMYT’s strategic and operational plans. Among other things, whether the Company will complete the Notes Offering is a forward-looking statement. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated August 17, 2020, filed with the United States Securities and Exchange Commission. COVID-19, and the volatile regional and global economic conditions stemming from it, and additional or unforeseen effects from the COVID-19 pandemic, could also continue to give rise to or aggravate these risk factors, which in turn could continue to materially adversely affect our business, financial condition, liquidity, results of operations (including revenues and profitability) and/or stock price. Further, COVID-19 may also affect our operating and financial results in a manner that is not presently known to us or that we currently do not consider to present significant risks to our operations. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

We own and operate well recognized online travel brands, including MakeMyTrip, Goibibo and redBus. Through our primary websites, www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, Indian Railways and all major Indian bus operators.

For more details, please contact:

Jonathan Huang

MakeMyTrip Limited

Vice President - Investor Relations

+1 (917) 769-2027

jonathan.huang@go-mmt.com